Exhibit 99.3

LOAN AGREEMENT

THIS LOAN AGREEMENT (this "Agreement"), dated as of May 6, 2015, is between HYDROGENICS CORPORATION, a Canada corporation, ("Borrower"), CINNAMON INVESTMENTS LIMITED, an Ontario corporation (“Cinnamon”), BRIDGECORP CANADA INC., an Ontario corporation (“Bridgecorp”), and ORIGIN MERCHANT PRINCIPALS FUND LP, an Ontario limited partnership (“Origin”)  (Cinnamon, Bridgecorp and Origin are  sometimes referred to herein individually as a “Lender” and collectively as, the “Lenders”) and the said CINNAMON INVESTMENTS LIMITED, as agent for the Lenders (the “Agent”).

R E C I T A L S:

The Borrower has requested the Lenders to extend credit to the Borrower in the form of a loan (the “Loan”) in the amount of US $7,500,000.  The Lenders are willing to extend the Loan to the Borrower and to authorize the Agent to act as agent for the Lenders in matters related to the Loan on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:

ARTICLE I

Definitions

Section 1.1 Definitions.  As used in this Agreement, the following terms have the following meanings:

"Advance" means the advance of the Loan by the Lenders to the Borrower hereunder.

"Business Day" means any day on which the chartered banks listed on Schedule I to the Bank Act (Canada) are not authorized or required to close in Toronto, Canada.

"Capital Expenditures" means all expenditures which are required to be capitalized in accordance with GAAP.

"Capital Lease Obligations" means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property, which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP.  For purposes of this Agreement, the amount of such Capital Lease Obligations shall be the capitalized amount thereof, determined in accordance with GAAP.

"Change of Control" means any one or more of the following events, namely (i) a Person or group of Persons acting jointly or in concert acquiring (A) more than 50% of the issued and outstanding common shares of the Borrower or (B) securities convertible into, exchangeable for, or carrying the right to acquire, more than 50% of the common shares of the Borrower, (ii) the acquisition by a third party of all or substantially all of the assets and properties of the Borrower and its Subsidiaries, or (iii) a change of more than 50% in the members of the board of directors of the Borrower occurring in a 12 month period not approved by a majority vote of the incumbent board of directors of the Borrower.

"Collateral" has the meaning specified in Section 4.1.

"Consolidated" refers to the consolidation of any Person, in accordance with GAAP, with its properly consolidated subsidiaries.  References herein to a Person's Consolidated financial statements, financial position, financial condition, liabilities, etc. refer to the consolidated financial statements, financial position, financial condition, liabilities, etc. of such Person and its properly consolidated subsidiaries.

“Continuous Disclosure Documents” means the documents filed by the Borrower on SEDAR in compliance with the continuous disclosure requirements applicable to the Borrower pursuant to applicable Ontario securities laws, including without limitation, its annual information forms, management discussion and analysis, management information circulars, material change reports and Financial Statements.

"Covenant Compliance Report" means the report in the form attached hereto as Exhibit "A", delivered by Borrower to Lenders prior to the Advance to establish Borrower's compliance with the covenants in Articles VII and VIII.

"Debt" means as to any Person at any time (without duplication): (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, notes, debentures, or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable and commissions of such Person arising in the ordinary course of business, (d) all Capital Lease Obligations of such Person, (e) all Debt of others Guaranteed by such Person, (f) all obligations of others secured by a Lien existing on property owned by such Person, whether or not the obligations secured thereby have been assumed by such Person or are non-recourse to the credit of such Person, and (g) all reimbursement obligations of such Person (whether contingent or otherwise) in respect of letters of credit, bankers' acceptances, surety or other bonds and similar instruments.

"Default" means an Event of Default or the occurrence of an event or condition which with notice or lapse of time or both would become an Event of Default.

"Default Rate" means 15.0% per annum.

"Dividends," in respect of any corporation, means: (a) cash distributions or any other distributions on, or in respect of, any class of equity security of such corporation, except for distributions made solely in shares of securities of the same class; and (b) any and all funds, cash or other payments made in respect of the redemption, repurchase or acquisition of such equity securities.

"Dollars" and "$" mean lawful money of the United States of America.

"Environmental Laws" means any and all federal, state, provincial and local laws, regulations, and requirements pertaining to health, safety, or the environment, as such laws, regulations, and requirements may be amended or supplemented from time to time.

"Environmental Liabilities" means, as to any Person, all liabilities, obligations, responsibilities, Remedial Actions, losses, damages, punitive damages, consequential damages, treble damages, costs, and expenses (including, without limitation, all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand, by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, including any Environmental Law, permit, order or agreement with any Governmental Authority or other Person, arising from environmental, health or safety conditions or the Release or threatened Release of a Hazardous Material into the environment, resulting from the past, present, or future operations of such Person or its affiliates.

"Event of Default" has the meaning specified in Section 9.1.

“Financial Statements” means the annual audited financial statements and interim unaudited quarterly financial statements filed from time to time by the Borrower on SEDAR in fulfillment of its continuous disclosure obligations pursuant to applicable Ontario securities laws.

"GAAP" means generally accepted accounting principles in Canada, applied on a consistent basis, and which are applicable in the circumstances as of the date in question.  Accounting principles are applied on a "consistent basis" when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

"Governmental Authority" means any nation or government, any province, state or political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government.

"Guarantee" by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Debt of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt (whether arising by virtue of partnership arrangements, by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (b) entered into for the purpose of assuring in any other manner the obligee of such Debt of the payment thereof or to protect the obligee against loss in respect thereof (in whole or in part), provided that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.  The term "Guarantee" used as a verb has a corresponding meaning.

"Hazardous Material" means any substance, product, waste, pollutant, material, chemical, contaminant, constituent, or other material which is or becomes listed, regulated, or addressed under any Environmental Law, including, without limitation, asbestos, petroleum, and polychlorinated biphenyls.

“Hydrogenics Entities” means the Borrower and all of its Subsidiaries, and Hydrogenics Entity means any one of the Borrower or its Subsidiaries.

“Joint Venture” means a corporation created or acquired in connection with a joint venture with one or more arms’ length third parties that is jointly owned by the Borrower or a Subsidiary of the Borrow and such arms’ length party or parties.

"Lien" means any lien, mortgage, security interest, tax lien, pledge, charge, hypothecation, assignment, preference, priority, or other encumbrance of any kind or nature whatsoever (including, without limitation, any conditional sale or title retention agreement), whether arising by contract, operation of law, or otherwise.

"Loan Documents" means this Agreement and all promissory notes, security agreements, charges, pledge agreements, assignments, guarantees, and other instruments, documents, and agreements executed and delivered pursuant to or in connection with this Agreement, as such instruments, documents, and agreements may be amended, modified, renewed, extended, or supplemented from time to time, but excluding the Warrant Certificates and the Warrant Purchase Agreement.

“Material Adverse Event”, where used in relation to the affairs of the Borrower and its Subsidiaries, means an event or occurrence, including but not limited to a change in the business, operation or financial position, or a fact, that has, or would reasonably be expected to have, a Material Adverse Effect, and “Material Adverse Effect” means a material adverse effect on the Borrower and its Subsidiaries, considered as a whole.

“Maximum Rate” means, at any time, the maximum rate of interest under applicable law that the Lenders may charge the Borrower.

"Note" means any one of, and "Notes" means all of, the promissory notes issued by the Borrower evidencing the obligation to pay the Loan.

"Obligations" means all obligations, indebtedness, and liabilities of the Hydrogenics Entities or any of them, to the Lenders, under this Agreement and the other Loan Documents,  now existing or hereafter arising, whether direct, indirect, related, unrelated, fixed, contingent, liquidated, unliquidated, joint, several, or joint and several, and all interest accruing thereon and all legal fees and other expenses incurred in the enforcement or collection thereof, but excluding any obligations of the Borrower pursuant to the Warrant Certificates.

“Participation Agreement” means that certain Participation Agreement setting forth certain understandings of the Lenders in respect of their joint participation in the Loan and the role of the Agent, executed by the Lenders as of the date hereof, and to be acknowledged by the Borrower, as same may be amended, supplemented or modified.

“Permitted Debt” has the meaning specified in Section 8.1.

“Permitted Prior Liens” has the meaning specified in Section 8.2.

"Person" means any individual, corporation, business trust, association, company, partnership, joint venture, Governmental Authority, or other entity.

"Principal Office" means, in the case of each Lender, the principal office of the Lender which is the address of the Lender for notices or other communications pursuant to this Agreement specified in section 10.7 hereof.

"PPSA" means the Personal Property Security Act, Ontario as in effect from time to time.

"Release" means, as to any Person, any release, spill, emission, leaking, pumping, injection, deposit, disposal, disbursement, leaching, or migration of Hazardous Materials into the indoor or outdoor environment or into or out of property owned by such Person, including, without limitation, the movement of Hazardous Materials through or in the air, soil, surface water, ground water, or property.

"Remedial Action" means all actions required to (a) clean up, remove, treat, or otherwise address Hazardous Materials in the indoor or outdoor environment, (b) prevent the Release or threat of Release or minimize the further Release of Hazardous Materials so that they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, or (c) perform pre-remedial studies and investigations and post-remedial monitoring and care.

"Security Agreement" means the security agreement executed by the Borrower in favour of the Lenders, executed as of the date hereof, as the same may be amended, supplemented, or modified.

"Security Instruments" means, collectively, (a) the Security Agreement,  and (b) such other executed documents as are or may be necessary to grant to Lenders a perfected and continuing security interest in and to all Collateral, and any and all other agreements or instruments now or hereafter executed and delivered by the Hydrogenics Entities or any of them in connection with, or as security for the payment or performance of, all or any of the Obligations, as such agreements may be amended, modified or supplemented from time to time.

“Share Purchase Warrants” means the share purchase warrants referred to in Section 2.5 to be issued by the Borrower to the Lenders concurrently with the Advance of the Loan.

"Subsidiary" means (a) any corporation of which at least a majority of the outstanding shares of stock having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by the Borrower or one or more of the Subsidiaries or by the Borrower and one or more of the Subsidiaries, other than a Joint Venture  and (b) any other entity (i) of which at least a majority of the ownership, equity or voting interest is at the time directly or indirectly owned or controlled by one or more of the Borrower and the Subsidiaries and (ii) which is treated as a subsidiary in accordance with GAAP.

“Subsidiary Covenant Agreement” means the agreement executed by all of the Subsidiaries of the Borrower in favour of the Lenders, executed as of the date hereof, as the same may be amended, supplemented or modified.

 “Warrant Certificate” means any one of, and “Warrant Certificates” means all of, the certificates executed by the Borrower in favor of each of the Lenders evidencing Share Purchase Warrants.

“Warrant Purchase Agreement” means the agreement made between the Borrower and Lenders, executed as of the date hereof, providing for the issuance of the Share Purchase Warrants by the Borrower to the Lenders concurrently with the completion of the Advance by the Lenders to the Borrower.

Section 1.2 Other Definitional Provisions.  All definitions contained in this Agreement are equally applicable to the singular and plural forms of the terms defined.  The words "hereof", "herein", and "hereunder" and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.  Unless otherwise specified, all Article and Section references pertain to this Agreement.  All accounting terms not specifically defined herein shall be construed in accordance with GAAP.  Terms used herein that are defined in the PPSA, unless otherwise defined herein, shall have the meanings specified in the PPSA.

ARTICLE II

Loan, Commitment Fees and Share Purchase Warrants

Section 2.1 Loan.  Subject to the terms and conditions of this Agreement, the Lenders agree to make a loan to the Borrower in the principal amount of US Seven Million Five Hundred Thousand Dollars (US$7,500,000) in lawful money of the United States of America, such loan to be advanced upon fulfillment of the conditions set forth in Article V, of which Four Million Five Hundred Thousand Dollars (US$4,500,000) will be advanced by Cinnamon Investments Limited, Two Million Dollars (US$2,000,000) will be advanced by Bridgecorp Canada Inc. and One Million Dollars (US$1,000,000) will be advanced by Origin Merchant Principals Fund LP.

Section 2.2 Notes.  The obligation of the Borrower to repay the principal amount of the Loan advanced by each Lender and interest thereon shall be evidenced by a Note in the form annexed hereto as Schedule 2.2, executed by the Borrower, payable to the Lender in the principal amount advanced and dated the date of the Advance, and the principal amount evidenced by each note and interest thereon as therein provided shall be paid in accordance with the terms of the Note and this Agreement.

Section 2.3 Use of Proceeds.  The proceeds of the Loans shall be used (a) to fund capital expenditures to be incurred by the Hydrogenics Entities in the amount of US $2,000,000 to US$3,000,000, (b) to pay fees and expenses incurred in connection with this transaction, and (iii) the remainder will be added to the working capital of the Borrower and/or used for general corporate purposes.

Section 2.4 Commitment Fee.  The Borrower agrees to pay to the Lenders a commitment fee in the amount of US $107,500 concurrently with the Advance of the Loan, of which US$62,500 shall be paid to Cinnamon, US$30,000 shall be paid to Bridgecorp and US$15, 000 shall be paid to Origin.  It is acknowledged that Borrower paid a further non-refundable commitment fee in respect of the Loan to the Agent on or about April 22, 2015 in the amount of US$50,000.

Section 2.5 Share Purchase Warrants.  As additional consideration for the Advance, the Borrower shall issue to each Lender, concurrent with the Advance of the Loan, non-transferable (except by operation of law or with the written consent of the Borrower) Share Purchase Warrants entitling the Lender to purchase from the Borrower common shares in the capital of the Borrower at a price of US$15.00 per share, subject to adjustment as set out in the Warrant Certificates, having a maximum aggregate Exercise Price (as defined in the Warrant Certificates) of US$3,750,000, being equal to 50% of the principal amount of the Loan advanced by the Lender.  The Share Purchase Warrants shall be issued to the Lenders pursuant to the terms of the Warrant Purchase Agreement and the Share Purchase Warrants issued to each Lender shall be evidenced by a Warrant Certificate issued to the Lender at the time of the Advance.

ARTICLE III

Payments

Section 3.1 Method of Payment.  All payments of principal, interest, and other amounts to be made by the Borrower under this Agreement and the other Loan Documents shall be made to the Lenders at their respective  Principal Offices in US Dollars in  immediately available funds, without setoff, deduction, or counterclaim, not later than 11:00 A.M., Toronto, Ontario time on the date on which such payment shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding Business Day).

Section 3.2 Electronic Payments.  Notwithstanding the provisions of Section 3.1, if and whenever directed to do so by written notice from any Lender, the Borrower shall make payments falling due under the Note held by such Lender after receipt of such notice by direct deposit to the Lender’s bank account specified in the notice.

Section 3.3 Business Days.  Whenever any payment under this Agreement or any other Loan Document shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of the payment of interest.

Section 3.4 Voluntary Prepayment.  The Borrower may prepay the principal amount of the Loan in whole or in part, at any time upon three (3) days prior notice to the Lenders, by specifying the principal amount to be repaid and paying such amount at the end of such three (3) day period, together with all accrued and unpaid interest to the date of payment. Any prepayment shall be made to all Lenders, pro rata to the original principal amount of the Loan advanced by each Lender.

Section 3.5 General Interest Rules.

(a) All interest payments to be made under this Agreement shall be paid without allowance or deduction for deemed re-investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment, and interest shall accrue on overdue interest, if any, compounded on each interest payment date.

(b) Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees “per annum” or a similar expression is used, such interest or fees will be calculated on the basis of one (1) calendar year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days, as the case may be, and using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

(c) For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Agreement is to be calculated on the basis of a year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days or any other period of time that is less than one (1) calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either three hundred and sixty-five (365) or three hundred and sixty-six (366) or such other period of time, as the case may be.

Section 3.6 In calculating interest or fees payable under this Agreement for any period, unless otherwise specifically stated, the first day of a period shall be included and the last day of a period shall be excluded.

ARTICLE IV

Security

Section 4.1 Collateral.  To secure full and complete payment and performance of the Obligations, the Borrower hereby agrees to execute and deliver or cause to be executed and delivered the documents described below covering the property and collateral described in paragraph (a) below (which, together with any other property and collateral which may now or hereafter secure the Obligations or any part thereof, is sometimes herein called the "Collateral"):

(a) The Borrower shall grant to the Lenders a security interest in all of its property, undertaking and assets, pursuant to and as further detailed in the Security Agreement, which shall rank subsequent only to Permitted Prior Liens.

(b) The Borrower shall execute and cause to be executed such further documents and instruments as the Agent, in its reasonable discretion, deems necessary or desirable to create, evidence, preserve, and perfect its liens and security interests in the Collateral.

ARTICLE V

Conditions Precedent

Section 5.1 Conditions of Advance.  The obligation of the Lenders to Advance the Loan is subject to the condition precedent that the Agent shall have received, for itself and on behalf of the other Lenders, at least 48 hours prior to the time of the Advance, all of the following, in form and substance satisfactory to the Agent:

(a) Articles.  A copy of the articles of incorporation or organization for the Borrower and all amendments thereto certified by an officer of the Borrower.

(b) Bylaws.  The bylaws of the Borrower certified by an officer of the Borrower.

(c) Resolutions.  Resolutions of the Directors of the Borrower certified by an officer of the Borrower which authorize the execution, delivery, and performance of the Loan Documents to which it is a party certified by an officer of the Borrower.

(d) Incumbency Certificate.  A certificate of incumbency certified by an officer of the Borrower certifying the names of the officers of the Borrower authorized to sign the Loan Documents together with specimen signatures of such officers.

(e) Shareholders or Governance Agreements. A copy of any shareholders’ or governance agreement affecting the Borrower certified by an officer of the Borrower.

(f) Governmental Certificates.  Certificates of the appropriate government officials of the Borrower’s jurisdiction of incorporation or organization as to the existence and good standing of the Borrower, each dated within ten (10) days prior to the date of this Agreement.

(g) Security Agreement.  The Security Agreement, executed by the Borrower.

(h) PPSA Search.  The results of a PPSA search showing all financing statements and other documents or instruments on file against the Borrower, such search to disclose no security interests in the collateral except in respect of Permitted Prior Liens and to disclose the due and proper registration of a financing statement to perfect the security interest in favor of the Agent created by the Security Agreement.

(i) Financing Statement. Copy of the financing statement registered under the PPSA to perfect the security interest in favor of the Agent created by the Security Agreement.

(j) Subsidiary Covenant Agreement.  The Subsidiary Covenant Agreement, executed by each Subsidiary of the Borrower.

(k) Participation Agreement.  The Participation Agreement, executed by all Lenders and acknowledged by the Borrower.

(l) Warrant Purchase Agreement.  The Warrant Purchase Agreement, executed by the Borrower and the Lenders.

(m) TSX Approvals. Letter from the Toronto Stock Exchange granting such approvals as are required for the issuance of the Warrants and shares issuable on due exercise of the Warrants.

(n) Due Diligence Review.  A report from Agent's counsel confirming that such counsel has reviewed all contracts and due diligence items and determined that such items are satisfactory.

(o) Inter-creditor Agreement.  An Inter-creditor Agreement in a form annexed as Schedule 5.1(o), executed by the Province of Ontario, the Lenders and the Agent.

(p) Additional Documentation.  Such additional approvals, opinions, or documents as the Agent or its legal counsel may reasonably request, including but not limited to evidence that any consents, approvals or waivers which may be required as referred to in Section 6.3 have been obtained by the Borrower.

(q) Legal Fees and Expenses.  An account from Agent’s counsel for legal services provided in connection with the transaction, approved and agreed to by the Borrower.

(r) Covenant Compliance Report.  A Covenant Compliance Report, addressed to the Lenders and the Agent, delivered and dated not more than 48 hours prior to the date requested for the Advance, and signed by an authorized officer of the Borrower.

(s)  Request for the Advance and Escrow Items.  A request for the Advance specifying the date on which the Borrower will receive the Advance, delivered and dated at least 48 hours prior to the date so specified, signed by an authorized officer of the Borrower, and accompanied by true copies of the following items, each dated the date requested for the Advance and executed by the Borrower, to be held in escrow by counsel for the Borrower for release to the Agent on completion of the Advance:

(1) Notes.  The Notes evidencing the Advance, executed by the Borrower, in favor of each Lender, in the principal amount advanced by the Lender.

(2) Warrant Certificates.  The Warrant Certificates evidencing the Share Purchase Warrants issuable to each Lender on completion of the Advance, executed by the Borrower.

Section 5.2 Advance.  Following the fulfilment of the conditions in Section 5.1 and the receipt of the request for the advance from the Borrower, the Agent shall promptly notify the Lenders that the request for advance has been received from the Borrower and each Lender shall, on the first Business Day which is at least 48 hours after the receipt of such request by the Agent, deliver to the Agent a certified cheque, bank draft or wire transfer payable to the Borrower in immediately available funds in an amount equal to the  principal amount of the Loan to be advanced by the Lender, less deduction for (i) in the case of each Lender, the amount of commitment fee thereon payable to the Lender pursuant to Section 2.4, and upon receipt of same the  Agent shall promptly release same to the Borrower to advance the Loan whereupon (i) the Notes and Warrant Certificates referred to in Section 5.1 (s) shall be released from the escrow referred to therein and the Agent shall make delivery thereof to the Lenders entitled to receive same, and (ii) the opinion of counsel for the Borrower, addressed to the Lenders and the Agent, in the form of the opinion attached as Schedule 5.2 to this Agreement, shall (as a condition of the Advance) be delivered to the Agent, and (iii) Borrower will pay the account of Agent’s counsel per the account referred to in Section 5.1(q) by wire transfer to such counsel in accordance with instructions to be provided by such counsel.

ARTICLE VI

Representations and Warranties

To induce the Agent and the Lenders to enter into this Agreement and make the Advance, the Borrower represents and warrants to the Agent and the Lenders, that:

Section 6.1 Corporate Existence and Authority.  Each Hydrogenics Entity (a) is a corporation, company or equivalent entity duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization; (b) has all requisite power and authority to own its assets and carry on its business as now being or as proposed to be conducted; and (c) is qualified to do business in all jurisdictions in which the nature of its business makes such qualification necessary and where failure to so qualify would have a Material Adverse Effect.  The Borrower and the other Hydrogenics Entities have the power and authority to execute, deliver, and perform their obligations under this Agreement and the other Loan Documents to which they are or may become a party.

Section 6.2 Financial Statements.  The Financial Statements available to the date hereof  present, fairly, in all material respects, on a consolidated basis, the financial position of the Hydrogenics Entities as of the respective dates indicated therein and the financial performance and cash flows, for the respective periods indicated therein, all in accordance with GAAP. The Hydrogenics Entities have no material contingent liabilities, liabilities for taxes, unusual forward or long-term commitments, or unrealized or anticipated losses from any unfavourable commitments, except, in each case, as required to be disclosed in accordance with GAAP in such Financial Statements.  There has been no Material Adverse Event since the date of the most recent Financial Statements.

Section 6.3 Corporate Action; No Breach.  The execution, delivery, and performance by the Hydrogenics Entities of the Loan Documents to which the Hydrogenics Entities are or may become a party and compliance with the terms and provisions thereof have been duly authorized by all requisite corporate action on the part of each Hydrogenics Entity and do not and will not (a) violate or conflict with, or result in a breach of, or require any consent under (i) the articles of organization or regulations of any Hydrogenics Entity, (ii) except for such consents, filings, approvals and actions as are required under applicable securities laws and the rules of the Toronto Stock Exchange and NASDAQ Global Market, any applicable law, rule, or regulation or any order, writ, injunction, or decree of any Governmental Authority or arbitrator, or (iii) except such consents as have been received and except with respect to the pre-emptive rights of General Motors Holding LLC under the Governance Agreement dated October 16, 2001 between General Motors Corporation and the Borrower, any material agreement or instrument to which a Hydrogenics Entity is a party or by which any of them or any of their property is bound or subject, or (b) constitute a default under any such material agreement or instrument, or result in the creation or imposition of any Lien (except as provided in Article IV) upon any of the revenues or assets any of the Hydrogenics Entities.

Section 6.4 Operation of Business.  Each Hydrogenics Entity possesses all material licenses, permits, franchises, patents, copyrights, trademarks, and trade names, or rights thereto, necessary to conduct their respective businesses substantially as now conducted and as presently proposed to be conducted, and no Hydrogenics Entity is in violation of any valid rights of others with respect to any of the foregoing.

Section 6.5 Litigation and Judgments.  Except as disclosed on Schedule 6.5 hereto, (i) there is no action, suit, investigation, or proceeding before or by any Governmental Authority or arbitrator pending, or to the knowledge of any of the Hydrogenics Entities, threatened against or affecting the Borrower or any Hydrogenics Entity that would, if adversely determined, have a Material Adverse Effect, and (ii) there are no judgments outstanding against the Borrower or any other Hydrogenics Entity.

Section 6.6 Rights in Properties; Liens.  Each Hydrogenics Entity has (subject to Permitted Prior Liens) good and marketable title to or valid leasehold interests in such Hydrogenics Entity's properties and assets, real and personal, including the properties, assets, and leasehold interests, if any, reflected in the Financial Statements, and none of the properties, assets, or leasehold interests of any Hydrogenics Entity is subject to any Lien, except Permitted Prior Liens.

Section 6.7 Enforceability.  This Agreement constitutes, and the other Loan Documents to which any Hydrogenics Entity is a party, when delivered, shall constitute legal, valid, and binding obligations of such Hydrogenics Entity, enforceable against such Hydrogenics Entity in accordance with their respective terms under the laws of the Province of Ontario and the federal laws of Canada applicable therein, except as limited by bankruptcy, insolvency, or other laws of general application relating to the enforcement of creditors' rights.

Section 6.8 Approvals.  Other than such consents as have been received and the filing of financing statements in favour of the Agent to perfect the Liens created by the Security Agreement, no authorization, approval, or consent of, and no filing or registration with, any Governmental Authority or third party is or will be necessary for the execution, delivery, or performance by any Hydrogenics Entity of this Agreement and the other Loan Documents to which such Hydrogenics Entity is or may become a party or the validity or enforceability thereof.

Section 6.9 Debt.  Each Hydrogenics Entity has no Debt, except for Permitted Debt  (with respect to which no such liability relates to any breach of contract, breach of warranty, tort, injury caused to another, infringement, claim, lawsuit or violation of law or the allegation or claim thereof).

Section 6.10 Taxes.  Each Hydrogenics Entity has filed all tax returns (federal, provincial, state, and local) required to be filed, including all income, franchise, employment, property, and sales tax returns, and has paid all of its respective liabilities for taxes, assessments, governmental charges, and other levies that are due and payable, other than such as are being contested in good faith and for which adequate reserve has been made in accordance with GAAP.  No Hydrogenics Entity knows of any pending investigation of any Hydrogenics Entity by any taxing authority or of any pending but unassessed tax liability of any Hydrogenics Entity.

Section 6.11 Disclosure.  No statement, information, report, representation, or warranty made by Borrower in this Agreement or in any other Loan Document or furnished to the Agent in connection with this Agreement or any of the transactions contemplated hereby or in any of the Continuous Disclosure Documents available to the date hereof contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements herein or therein not misleading, when taken as a whole and in light of the circumstances under which they were made.  There is no fact known to Borrower which has had a Material Adverse Effect, or which could reasonably be expected in the future have a Material Adverse Effect that has not been disclosed in writing to the Agent.

Section 6.12 Subsidiaries.  Each Hydrogenics Entity as of the date hereof is listed on Schedule 6.12 hereto, and Schedule 6.12 sets forth the jurisdiction of incorporation or organization of each such Subsidiary and the percentage of the applicable Hydrogenics Entity's ownership of the outstanding voting stock or equity interests of each such Subsidiary, together with the name and jurisdiction of incorporation or organization of each Hydrogenics Entity.  All of the outstanding capital stock or equity interests of each Subsidiary have been validly issued, are fully paid, and are non-assessable.

Section 6.13 Agreements.  No Hydrogenics Entity is in default in any material respect in the performance, observance, or fulfillment of any of the obligations, covenants, or conditions contained in any material agreement or instrument material to its business to which such Hydrogenics Entity is a party, except to the extent such default could not reasonably be expected to have a Material Adverse Effect.

Section 6.14 Compliance with Laws.  No Hydrogenics Entity is in violation in any material respect of any applicable law, rule, regulation, order, or decree of any Governmental Authority or arbitrator having authority over such Hydrogenics Entity.

Section 6.15 Environmental Matters.  Except as disclosed on Schedule 6.15 hereto, as of the date hereof:

(a) Each Hydrogenics Entity and all of their respective properties, assets, and operations are in full compliance with all Environmental Laws in all material respects.  No Hydrogenics Entity is aware of, nor has any Hydrogenics Entity received notice of, any past, present, or future conditions, events, activities, practices, or incidents which may interfere with or prevent the compliance or continued compliance of each Hydrogenics Entity with all Environmental Laws in all material respects;

(b) Each Hydrogenics Entity has obtained all material permits, licenses, and authorizations that are required under applicable Environmental Laws, and all such permits are in good standing and each Hydrogenics Entity is in compliance with all of the terms and conditions of such permits in all material respects;

(c) No Hazardous Materials exist on, about, or within or have been used, generated, stored, transported, disposed of on, or Released from any of the properties or assets of any Hydrogenics Entity, except in compliance in all material respects with applicable Environmental Laws.  The use which the Hydrogenics Entities make and intend to make of their respective properties and assets will not result in the use, generation, storage, transportation, accumulation, disposal, or Release of any Hazardous Material on, in, or from any of their properties or assets, except in compliance in all material respects with applicable Environmental Laws;

(d) No Hydrogenics Entity nor any of their respective currently or previously owned or leased properties or operations is subject to any outstanding or threatened order from or agreement with any Governmental Authority or other Person (except to the extent that such Hydrogenics Entity is in full compliance in all material respects with such order or agreement) or subject to any judicial or docketed administrative proceeding with respect to (i) failure to comply with Environmental Laws, (ii) Remedial Action, or (iii) any Environmental Liabilities arising from a Release or threatened Release;

(e) To the knowledge of each Hydrogenics Entity after due inquiry, there are no conditions or circumstances associated with the currently or previously owned or leased properties or operations of any Hydrogenics Entity that could reasonably be expected to give rise to any material Environmental Liabilities;

(f) No Hydrogenics Entity operates a treatment, storage, or disposal facility requiring a permit under applicable Environmental Law.  The Hydrogenics Entities are in compliance in all material respects with all applicable financial responsibility requirements of all Environmental Laws;

(g) No Hydrogenics Entity has filed or failed to file any notice required under applicable Environmental Law reporting a Release; and

(h) No Lien arising under any Environmental Law has attached to any property or revenues of any Hydrogenics Entity.

ARTICLE VII

Positive Covenants

The Borrower covenants and agrees that, as long as the Obligations or any part thereof are outstanding, the Borrower will perform and observe, and to the extent applicable will cause all other Hydrogenics Entities to perform and observe, the following positive covenants, unless the Agent shall otherwise consent in writing:

Section 7.1 Reporting Requirements.  The Borrower will furnish or cause to be furnished to the Agent:

(a) Notice of Litigation.  Promptly after the commencement thereof, notice of all actions, suits, and proceedings before any Governmental Authority or arbitrator affecting any Hydrogenics Entity which, if determined adversely to such Hydrogenics Entity, could have a Material Adverse Effect;

(b) Notice of Cancellation of Material Contracts.  As soon as possible and in any event within five (5) days after the cancellation or non-renewal of any material contract, a written notice setting forth the details of such cancellation or non-renewal and the action that the Borrower has taken and proposes to take with respect thereto;

(c) Notice of Default.  As soon as possible and in any event within five (5) Business Days after the occurrence of each Default, a written notice setting forth the details of such Default and the action that the Borrower has taken and proposes to take with respect thereto;

(d) Notice of Material Adverse Change.  As soon as possible and in any event within five (5) Business Days after the occurrence thereof, written notice of any matter that could reasonably be expected to have a Material Adverse Effect;

(e) General Information.  Promptly, such other information concerning the Borrower or any other Hydrogenics Entity as the Agent may from time to time reasonably request.

Section 7.2 Continuous Disclosure Documents.  The Financial Statements of the Borrower filed on SEDAR after the date hereof will present fairly, on a consolidated basis, in all material respects, the financial position of the Hydrogenics Entities as of the respective dates indicated therein and the financial performance and cash flows for the respective periods indicated therein all in accordance with GAAP.  No statement, information, report or representation made by Borrower in any of the Continuous Disclosure Documents of the Borrower filed on SEDAR after the date hereof will contain any untrue statement of a material fact or omit to state any material fact required to be stated necessary to make the statements therein not misleading in light of the circumstances under which it was made and taken as a whole.

Section 7.3 Maintenance of Existence; Conduct of Business.  Each Hydrogenics Entity will preserve and maintain its corporate existence and all of its material leases, privileges, licenses, permits, franchises, qualifications, and rights that are necessary or desirable in the ordinary conduct of its business.  Each Hydrogenics Entity will conduct its business in an orderly and efficient manner in accordance with good business practices.

Section 7.4 Maintenance of Properties.  Each Hydrogenics Entity will maintain, keep, and preserve, all of its properties (tangible and intangible) necessary or useful in the proper conduct of its business in good working order and condition except to the extent that failure to so maintain would not reasonably be expected to result in a Material Adverse Event.

Section 7.5 Taxes and Claims.  Each Hydrogenics Entity will pay or discharge, at or before maturity or before becoming delinquent (a) all taxes, levies, assessments, and governmental charges imposed on such Hydrogenics Entity or its income or profits or any of its property, (b) all obligations incurred by the Borrower in the ordinary course of business, and (c) all lawful claims for labour, material, and supplies, which, if unpaid, might become a Lien upon such Hydrogenics Entities property; provided, however, that no Hydrogenics Entity shall be required to pay or discharge any tax, levy, assessment, governmental charge or obligation which is being contested in good faith by appropriate proceedings diligently pursued, and for which adequate reserves have been established.

Section 7.6 Insurance.  Each Hydrogenics Entity will maintain insurance with financially sound and reputable insurance companies in such amounts and covering such risks as is usually carried by corporations engaged in similar businesses and owning similar properties in the same general areas in which the Hydrogenics Entities operate.

Section 7.7 Inspection Rights.  At any reasonable time, upon reasonable notice and during ordinary business hours, from time to time, each Hydrogenics Entity will permit representatives of the Agent to examine, copy, and make extracts from its books and records, to visit and inspect its properties, and to discuss its business, operations, and financial condition with its officers, employees, and independent certified public accountants, provided that the costs and expenses of such inspection shall only be reimbursable by the Borrower for one such inspection per year unless a Default or Event of Default has occurred and is continuing during such inspection.

Section 7.8 Keeping Books and Records.  Each Hydrogenics Entity will maintain proper books of record and account in which full, true, and correct entries in conformity with GAAP shall be made of all dealings and transactions in relation to its business and activities.

Section 7.9 Compliance with Laws.  Each Hydrogenics Entity will comply in all material respects with all applicable laws, rules, regulations, orders, and decrees of any Governmental Authority or arbitrator, including Environmental Laws.

Section 7.10 Compliance with Agreements.  Each Hydrogenics Entity will comply in all material respects with all material agreements, contracts, and instruments binding on it or affecting its properties or business, except to the extent that non-compliance could reasonably be expected to not have a Material Adverse Effect.

Section 7.11 Further Assurances.  Borrower will execute and deliver such further agreements and instruments and take such further action as may be reasonably requested by the Agent to carry out the provisions and purposes of this Agreement and the other Loan Documents and to create, preserve, and perfect the Liens of the Lenders in the Collateral.

Section 7.12 Use of Proceeds, Etc.  The proceeds of the Loans shall be used as stated in Section 2.4

Section 7.13 Additional Subsidiaries.  Within thirty (30) days after the creation or acquisition of any Subsidiary of the Borrower, the Borrower will cause such Subsidiary to execute and deliver to the Agent (i) a duly executed Subsidiary Covenant Agreement in form and substance reasonably satisfactory to the Agent, and (ii) updated Schedule 6.12 reflecting the creation or acquisition of such Subsidiary.

Section 7.14 Change of Control.  Within ten (10) days following the occurrence of a Change of Control, the Borrower shall offer, by written offer delivered to all of the Lenders, to purchase the outstanding Notes for cash consideration at a price equal to 101% of the principal amount outstanding on the date of purchase, plus accrued and unpaid interest thereon. Each Lender shall have five (5) Business Days upon receipt of such notice to accept such offer by notice in writing to the Borrower.  Any Lender that fails to accept such offer in writing within such five Business Days (such 5th Business Day being the “Reply Date”) shall be deemed to have declined such offer. Such purchase shall be completed on the Business Day that is five Business Days following the Reply Date, and the Borrower and accepting Lenders shall complete the purchase and sale of any Notes held by Lenders who accept the offer in accordance with the terms hereof.

ARTICLE VIII

Negative Covenants

The Borrower covenants and agrees that, as long as the Obligations or any part thereof are outstanding, the Borrower will perform and observe, and to the extent applicable will cause all other Hydrogenics Entities to perform and observe, the following negative covenants, unless the Agent shall otherwise consent in writing:

Section 8.1 Debt.  No Hydrogenics Entity will incur, create, assume, guarantee, or permit to exist, any Debt, except for the following (herein referred to as “Permitted Debt”):

(a) Debt to the Lenders;

(b) Existing Debt described on Schedule 8.1 hereto;

(c) Debt to the Borrower; and

(d)  Purchase money Debt for Capital Expenditures not to exceed Two Million Dollars ($2,000,000) in the aggregate over the life of the Loan.

Section 8.2 Limitation on Liens.  No Hydrogenics Entity will incur, create, assume, or permit to exist any Lien upon any of its property, assets, or revenues, whether now owned or hereafter acquired, except for the following (herein referred to as “Permitted Prior Liens”)::

(a) good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such Liens do not materially impair the operation of the business of the Hydrogenics Entities;

(b) Lien made or incurred in the ordinary course of business to secure (i) workers’ compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law, order, and public and statutory obligations, or (ii) the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Liens, provided such Liens do not materially impair the operation of the business of the Hydrogenics Entities;

(c) such minor defects as may be revealed by an up to date plan of survey of any property and any minor registered or unregistered encumbrances, including, without limitation, easements, rights of way, encroachments, restrictive covenants, servitudes or other similar rights in land granted to or reserved by other Persons, rights of way for sewers, electric lines, telephone lines and other similar purposes, or zoning by-laws or other restrictions as to the use of real properties which defects, encumbrances, easements, servitudes, rights of way and other similar rights and restrictions do not in the aggregate materially detract from the value of the said properties or materially impair their use in the operation of the business of such Person

(d) Liens disclosed on Schedule 8.2 hereto;

(e) Liens in favor of the Agent;

(f) Liens in favour of the Borrower;

(g) Liens for taxes, assessments, or other governmental charges which are not delinquent or which are being contested in good faith and for which adequate reserves have been established;

(h) Liens of mechanics, materialmen, warehousemen, carriers, or other similar statutory Liens securing obligations that are not yet due and are incurred in the ordinary course of business;

(i) Liens resulting from good faith deposits to secure payments of worker's compensation or other social security programs or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, or contracts (other than for payment of Debt), or leases made in the ordinary course of business; and

(j) Liens placed upon fixed assets hereafter acquired to secure a portion of the purchase price thereof, provided that (x) any such Lien shall not encumber any other property of any Hydrogenics Entity, and (y) the aggregate amount of Debt secured by such Liens incurred as a result of such purchases shall exceed Two Million Dollars ($2,000,000) over the life of the Loan.

Section 8.3 Mergers, Acquisitions, Ownership  Except in connection with a Change of Control in respect of which the Borrower has made or will make the offer to repurchase the Notes pursuant to Section 7.14, no Hydrogenics Entity will become a party to an amalgamation, merger, reorganization or consolidation, or wind-up, dissolve, or liquidate, or otherwise permit any transaction, including a plan of arrangement or a reverse takeover, whereby all or substantially all of the Hydrogenics Entity’s assets would become the property of another Person, other than, in the case of any Subsidiary,  another Hydrogenics Entity.  None of the Borrower’s ownership interest in any Subsidiary shall be sold, transferred, assigned, pledged, liened or alienated in any way without the consent of the Agent, which may be withheld in its sole discretion, other than to another Hydrogenics Entity, or

Section 8.4 Restricted Payments.  The Borrower will not declare or pay any Dividends or make any other payment or distribution (in cash, property, or obligations) on account of its share capital or equity interests, or redeem, purchase, retire, or otherwise acquire any of its share capital or equity interests, or set apart any money for a sinking or other analogous fund for any dividend or other distribution on its share capital or equity interests or for any redemption, purchase, retirement, or other acquisition of any of its share capital.

Section 8.5 Loans and Investments.  No Hydrogenics Entity will make any advance, loan, extension of credit, or capital contribution to or investment in, or purchase, and no Hydrogenics Entity will purchase any stock, equity interests, bonds, notes, debentures, or other securities of any Person, except:

(a) Readily marketable direct obligations of the United States of America, Canada or any political subdivision thereof;

(b) into or to any other Hydrogenics Entity or Joint Venture, provided that the aggregate amount into or to Joint Ventures will not to exceed Five Million Dollars ($5,000,000) at any time except with the written consent of the Agent;

(c) Fully insured certificates of deposit with maturities of one year or less from the date of acquisition of any Canadian chartered bank; and

(d) Commercial paper of a domestic issuer if at the time of purchase such paper is rated in one of the two highest rating categories of Standard and Poor's Corporation or Moody's Investors Service.

Section 8.6 Transactions with Non-Arm’s-Length Party.  Except with another Hydrogenics Entity or a Joint Venture, no Hydrogenics Entity will enter into any transaction, including, without limitation, the purchase, sale, or exchange of property or the rendering of any service, with any Person not dealing at arm’s-length with the Hydrogenics Entity, except in the ordinary course of and pursuant to the reasonable requirements of such Hydrogenics Entity's business and upon fair and reasonable terms no less favorable to such Hydrogenics Entity than would be obtained in a comparable arm's-length transaction with a Person dealing at arms-length with such Hydrogenics Entity.

Section 8.7 Disposition of Assets.  Except in connection with a Change of Control in respect of which the Borrower has made or will make the offer to repurchase the Notes pursuant to Section 7.14, no Hydrogenics Entity will sell, lease, assign, transfer, or otherwise dispose of any of its assets, except dispositions of inventory in the ordinary course of business, dispositions of worn-out or obsolete equipment or personal property and licenses of intellectual property to a Joint Venture.

Section 8.8 Sale and Leaseback.  No Hydrogenics Entity will enter into any arrangement with any Person pursuant to which it leases from such Person real or personal property that has been or is to be sold or transferred, directly or indirectly, by it to such Person.  Notwithstanding the foregoing, Borrower may enter into sale-leaseback transactions for Capital Expenditures subject to the limitations in Section 8.1(d) and Section 8.2(g).

Section 8.9 Nature of Business.  No Hydrogenics Entity will engage in any business other than the businesses in which they are engaged as of the date hereof and similar, ancillary or related business.

Section 8.10 Environmental Protection.  No Hydrogenics Entity will (a) use (or permit any tenant to use) any of its properties or assets for the handling, processing, storage, transportation, or disposal of any Hazardous Material, except in compliance in all material respects with Environmental Law, (b) generate any Hazardous Material except in compliance in all material respects with Environmental Law, (c) conduct any activity that is likely to cause a Release or threatened Release of any Hazardous Material, or (d) otherwise conduct any activity or use any of its respective properties or assets in material violation any Environmental Law or create any Environmental Liabilities for which any Hydrogenics Entity would be responsible.

Section 8.11 No Negative Pledges.  No Hydrogenics Entity will enter into or permit to exist any arrangement or agreement, other than pursuant to this Agreement or any Loan Document, or agreements existing on the date hereof (and in respect of which the Borrower has obtained consent to create a Lien in favour of the Agent on the Collateral), which directly or indirectly prohibits the Borrower from creating or incurring a Lien on the Collateral in favour of the Agent.

Section 8.12 Termination or Loss of Licenses.  Borrower shall not allow any material contracts or licenses necessary for the operation of Borrower's business to expire, be terminated or rejected except to the extent such event could not reasonably be expected to have a Material Adverse Effect.

Section 8.13 Change of Principal Office.  Borrower shall not move its principal office, executive office or principal place of business from the address set forth on the signature page hereto without prior written notice to the Agent.

ARTICLE IX

Default

Section 9.1 Events of Default.  Each of the following shall be deemed an "Event of Default":

(a) The Borrower shall fail to pay when due the principal amount of the Notes or any part thereof.

(b) The Borrower shall fail to pay when due the interest owing on the Notes or any part thereof, within five (5) days of the date when due.

(c) The Borrower shall fail to pay the Obligations or any part thereof other than the principal amount of the Notes or any part thereof or interest owing on the Notes or any part thereof, within five (5) days of receipt of written notice of such failure from the Agent.

(d) Following a Change of Control the Borrower shall fail to comply with the requirements of Section 7.14 in respect thereof.

(e) Any representation or warranty made or deemed made by the Borrower or any Hydrogenics Entity (or any of their respective officers) in any Loan Document or in any certificate, report, notice, or financial statement furnished at any time in connection with this Agreement shall be false, misleading, or erroneous in any material respect when made or deemed to have been made.

(f) The Borrower or any Hydrogenics Entity shall fail to perform, observe, or comply with any covenant, agreement, or term contained in this Agreement or any other Loan Document within thirty (30) days of notice from the Agent to Borrower; provided however, Borrower shall not be granted such notice and cure period hereunder with respect to a default under Section 9.1 (a) through (e) or (g) through (m).

(g) The Borrower or any Hydrogenics Entity shall fail to discharge within a period of sixty (60) days after the commencement thereof any attachment, sequestration, or similar proceeding or proceedings involving an aggregate amount in excess of $100,000 against any of its assets or properties.

(h) A final judgment or judgments for the payment of money in excess of $500,000 in the aggregate shall be rendered by a court or courts against any the Borrower or any Hydrogenics Entity and the same shall not be discharged (or provision shall not be made for such discharge), or a stay of execution thereof shall not be procured, within sixty (60) days from the date of entry thereof and the Borrower or the Hydrogenics Entity, as the case may be,  shall not, within said period of sixty (60) days, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal.

(i) Any Hydrogenics Entity shall commence a voluntary proceeding seeking liquidation, reorganization, or other relief with respect to itself or its debts under any bankruptcy, insolvency, or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian, or other similar official of it or a substantial part of its property or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it or shall make a general assignment for the benefit of creditors or shall generally fail to pay its debts as they become due or shall take any corporate action to authorize any of the foregoing.

(j) An involuntary proceeding shall be commenced against any Hydrogenics Entity seeking liquidation, reorganization, or other relief with respect to it or its debts under any bankruptcy, insolvency, or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian, or other similar official for it or a substantial part of its property, and such involuntary proceeding shall remain undismissed and unstayed for a period of sixty (60) days.

(k) Any Hydrogenics Entity (if a corporation) is liquidated or dissolved or its charter expires or is revoked, or any Hydrogenics Entity (if a partnership or business association) is dissolved or partitioned, or any Hydrogenics Entity (if a trust) is terminated or expires.

(l) There shall occur a Default or Event of Default under any other loan in excess of $500,000 by and between any Hydrogenics Entity and a third party lender, or any Hydrogenics Entity shall fail to pay when due (including the lapse of any curative or grace period granted therein) any principal of or interest on any Debt (other than the Obligations) in excess of $500,000, or the maturity of any such Debt shall have been accelerated, or any such Debt shall have been required to be prepaid prior to the stated maturity thereof, or any event shall have occurred that permits (or, with the giving of notice or lapse of time or both, would permit) any holder or holders of such Debt or any Person acting on behalf of such holder or holders to accelerate the maturity thereof or require any such prepayment.

(m) This Agreement or any other Loan Document shall cease to be in full force and effect or shall be declared null and void or the validity or enforceability thereof shall be contested or challenged by any Hydrogenics Entity, or any Hydrogenics Entity shall deny that it has any further liability or obligation under any of the Loan Documents, or any lien or security interest created by the Loan Documents shall for any reason cease to be a valid, first or second priority perfected security interest, as applicable, in and lien upon any of the Collateral purported to be covered thereby.

(n) The holder of any lien or security interest on any of the assets of any Hydrogenics Entity (without hereby implying the consent of the Agent or the Lenders to the existence or creation of any such lien or security interest on such assets), has the immediate ability to accelerate the debt secured by such lien or institutes foreclosure or other proceedings for the enforcement of its remedies thereunder.

(o) A Material Adverse Event occurs.

Section 9.2 Remedies Upon Default.  If any Event of Default shall occur and be continuing, the Agent may without notice declare the Obligations or any part thereof to be immediately due and payable, and the same shall thereupon become immediately due and payable, without notice, demand, presentment, notice of dishonour, notice of acceleration, notice of intent to accelerate, notice of intent to demand, protest, or other formalities of any kind, all of which are hereby expressly waived by the Borrower; provided, however, that upon the occurrence of an Event of Default under Section 9.1(i) or Section 9.1(j), the Obligations shall become immediately due and payable without notice, demand, presentment, notice of dishonour, notice of acceleration, notice of intent to accelerate, notice of intent to demand, protest, or other formalities of any kind, all of which are hereby expressly waived by the Borrower.  If any Event of Default shall occur and be continuing, the Agent, on behalf of all Lenders, may exercise all rights and remedies available to it in law or in equity, under the Loan Documents, or otherwise.

Section 9.3 Performance by the Agent.  If Borrower shall fail to perform any covenant or agreement contained in any of the Loan Documents, the Agent may perform or attempt to perform such covenant or agreement on behalf of Borrower.  In such event, the Borrower shall, at the request of the Agent, promptly pay any amount expended by the Agent in connection with such performance or attempted performance to the Agent, together with interest thereon at the Default Rate from and including the date of such expenditure to but excluding the date such expenditure is paid in full.  Notwithstanding the foregoing, it is expressly agreed that the Agent shall not have any liability or responsibility for the performance of any obligation of Borrower under this Agreement or any other Loan Document.

ARTICLE X

Agent

Section 10.1 Appointment.  By execution of this Agreement, each Lender hereby irrevocably designates and appoints the Agent as its agent, proxy and attorney-in-fact for purposes of this Agreement and the other Loan Documents with respect to all provisions that expressly grant authority to the Agent and irrevocably authorizes the Agent, as the agent for such Lender, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Agent by the terms hereof and thereof, together with such other powers as are reasonably incidental thereto. The Agent will have full and complete power and authority to act for and in the name of and as agent for the Lenders and all Lenders will be bound by the Agent’s agreements and decisions with respect to such provisions and will be bound by any documents delivered by the Agent to Borrower or any other Hydrogenics Entity in connection therewith.

Section 10.2 Exculpatory Provisions. The Agent shall not be liable to any party hereto or to any other Person for any breach of any provision of this Agreement by any Lender or by the Borrower, provided that the foregoing shall not relieve Cinnamon from its obligations hereunder as a Lender.

Section 10.3 Agent in its Capacity as a Lender. With respect to the principal amount of the Loan advanced by it in its capacity as Lender, the Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any other Lender and may exercise such rights and powers as though it were not the Agent.

Section 10.4 Successor Agent.  The Agent may resign as the Agent upon not less than fifteen (15) days’ notice to the Lenders and the Borrower.  Upon resignation of the Agent, the Lenders shall appoint from among the Lenders a successor Agent approved by Lenders owed  not less than two thirds (2/3rds) of the principal amount of the Loan then outstanding and owing to all of the Lenders.  Upon its appointment, the successor Agent shall succeed to the rights, powers and duties of the Agent, and the term “Agent” shall mean such successor Agent effective upon its appointment, and the former Agent’s rights, powers and duties as the Agent shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement, and the Lenders and the Borrower shall take such actions and execute such documents as may be necessary or desirable to confirm and recognize the appointment of the successor Agent as herein contemplated.  In the event none of the Lenders is willing to act as successor Agent, the Lenders, acting unanimously, may appoint a successor Agent other than from among the Lenders, in which event the provisions of this Section 10.4 shall apply to such successor Agent so appointed, mutatis mutandis.

ARTICLE XI

Miscellaneous

Section 11.1 Expenses.  The Borrower hereby agrees to pay on demand: (a) the fees and expenses of legal counsel for the Agent  in connection with the preparation, negotiation, execution, and delivery of this Agreement and the other Loan Documents, subject to a maximum of C$50,000 plus disbursements and H.S.T., (b) all costs and expenses of the Lenders  in connection with the preparation, negotiation, execution, and delivery of any and all amendments, modifications, renewals, extensions, and supplements thereof and thereto, including, without limitation, the fees and expenses of legal counsel for the Agent, (b) all costs and expenses of the Lenders in connection with any Default and the enforcement of this Agreement or any other Loan Document, including, without limitation, the fees and expenses of legal counsel for the Agent, (c) all transfer, stamp, documentary, or other similar taxes, assessments, or charges levied by any Governmental Authority in respect of this Agreement or any of the other Loan Documents, (d) all costs, expenses, assessments, and other charges incurred in connection with any filing, registration, recording, or perfection of any security interest or Lien contemplated by this Agreement or any other Loan Document, and (e) all other costs and expenses incurred by the Lenders or the Agent in connection with this Agreement or any other Loan Document, including, without limitation, all costs, expenses, and other charges incurred in connection with obtaining any  appraisal in respect of the Collateral. All fees payable to Origin Merchant Securities Inc. or any other agents with respect to soliciting persons to participate in the Loan as lenders will be paid by the Borrower.

Section 11.2 Limitation of Liability of Lenders. The obligations of each Lender to the Borrower pursuant to the Loan Documents shall be several and neither joint nor joint and several. No Lender shall be liable or any way responsible for any failure on the part of any other Lender to perform its obligations pursuant to this Agreement. In the event any Lender shall fail to Advance the principal amount of the Loan agreed to be advanced by the Lender notwithstanding compliance by the Borrower with all of its obligations under this Agreement, the Borrower, the Agent and Lenders not so in default shall be relieved of all of their obligations hereunder unless otherwise agreed by the Borrower, the Agent and such other Lenders.

Section 11.3 Confidentiality.  The Agent and the Lenders shall exercise reasonable efforts to keep confidential  material information received from the Borrower pertaining to the business and affairs of the Hydrogenics Entities or any of them which is confidential or non-public, and shall make no improper use thereof, provided that the Agent and Lenders may communicate such information (i) to each other, (ii) to any Person when required by law or  pursuant to any proper request made by any regulatory authority having jurisdiction, or (iii) to any other Person in connection with the exercise of the Agents or the Lenders rights hereunder or under any of the other Loan Documents. For purposes hereof, “material information” shall exclude any information (i) which has come within the public domain through no fault of the Agent or the Lenders, or (ii) which is rightly available to the Agent or the Lenders on a non-confidential basis prior to receipt of  disclosure of same, or (iii) which becomes rightly available to the Agent or the Lenders on a non-confidential basis from any third party without the breach or violation of any contractual or legal obligation which third party has to Borrower with respect to such information.

Section 11.4 No Waiver; Cumulative Remedies.  No failure on the part of the Agent or the Lenders or any of them, to exercise and no delay in exercising, and no course of dealing with respect to any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power, or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.  The rights and remedies provided for in this Agreement and the other Loan Documents are cumulative and not exclusive of any rights and remedies provided by law.

Section 11.5 Successors and Assigns.  This Agreement is binding upon and shall inure to the benefit of the Agent, the Lenders and the Borrower and their respective successors and assigns, except that Borrower may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the Agent and the Lenders may not assign any of the their rights or obligations or their interest in the Loans without the prior written consent of the Borrower except during the continuance of an Event of Default.

Section 11.6 Survival.  All representations and warranties made in this Agreement or any other Loan Document or in any document, statement, or certificate furnished in connection with this Agreement shall survive the execution and delivery of this Agreement and the other Loan Documents, and no investigation by the Agent or the Lenders or any of them, or the closing shall affect the representations and warranties or the right of the Lenders to rely upon them.

Section 11.7 Amendment.  The provisions of this Agreement and the other Loan Documents may be amended or waived only by an instrument in writing signed by the parties hereto.

Section 11.8 Maximum Interest Rate.  No provision of this Agreement or any other Loan Document shall require the payment or the collection of interest in excess of the maximum amount permitted by applicable law.  If any excess of interest in such respect is hereby provided for, or shall be adjudicated to be so provided, in any Loan Document or otherwise in connection with this loan transaction, the provisions of this Section shall govern and prevail and neither the Borrower nor the sureties, guarantors, successors, or assigns of the Borrower shall be obligated to pay the excess amount of such interest or any other excess sum paid for the use, forbearance, or detention of sums loaned pursuant hereto.  In the event the Lenders ever receive, collect, or apply as interest any such sum, such amount which would be in excess of the maximum amount permitted by applicable law shall be applied as a payment and reduction of the principal of the indebtedness evidenced by the Notes; and, if the principal of the Notes has been paid in full, any remaining excess shall forthwith be paid to the Borrower.  In determining whether or not the interest paid or payable exceeds the Maximum Rate, the Borrower and the Lenders shall, to the extent permitted by applicable law, (a) characterize any non-principal payment as an expense, fee, or premium rather than as interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the entire contemplated term of the indebtedness evidenced by the Notes so that interest for the entire term does not exceed the Maximum Rate.

Section 11.9 Notices.  All notices and other communications provided for in this Agreement and the other Loan Documents to which the Borrower is a party shall be given or made in writing by telecopy, or mailed by certified mail return receipt requested, or delivered to the intended recipient at the "Address for Notices" specified below its name on the signature pages hereof or, as to any party, at such other address as shall be designated by such party in a notice to the other party given in accordance with this Section.  Except as otherwise provided in this Agreement, all such communications shall be deemed to have been duly given when transmitted by telecopy or when personally delivered or, in the case of a mailed notice, when duly deposited in the mails, in each case given or addressed as aforesaid.

Section 11.10 Governing Law; Venue.  This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the applicable laws of the Canada.  This agreement has been entered into in Ontario, and it shall be performable for all purposes in Ontario.  Any action or proceeding against the Borrower or any Hydrogenics Entity under or in connection with any of the Loan Documents may be brought in any court having jurisdiction in the Province of Ontario.

Section 11.11 Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.12 Severability.  Any provision of this Agreement held by a court of competent jurisdiction to be invalid or unenforceable shall not impair or invalidate the remainder of this Agreement and the effect thereof shall be confined to the provision held to be invalid or illegal.

Section 11.13 Headings.  The headings, captions, and arrangements used in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

Section 11.14 Participations.  The Lenders shall have the right at any time and from time to time to grant participations in the Notes and any other Loan Documents, subject to obtaining the consent of the Agent, such consent not to be unreasonably withheld, provided that in no event will the Share Purchase Warrants be issuable to any Person other than the original Lenders.  Each actual or proposed participant shall be entitled to receive all information received by the Agent regarding the Borrower and each other Hydrogenics Entity.

Section 11.15 Construction.  The Borrower, the Agent and the Lenders acknowledge that each of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement and the other Loan Documents with its legal counsel and that this Agreement and the other Loan Documents shall be construed as if jointly drafted by the Borrower, the Agent and the Lenders.

Section 11.16 Independence of Covenants.  All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or be otherwise within the limitations of, another covenant shall not avoid the occurrence of a Default if such action is taken or such condition exists.

Section 11.17 Time is of the Essence.  Time is of the essence with respect to the performance of the obligations in this Agreement.

Section 11.18 No Oral Agreements.  This written agreement, the notes, the other Loan Documents, and the instruments and documents executed in connection herewith, represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

BORROWER:

HYDROGENICS CORPORATION,
a Canada corporation

By:	“Daryl C. F. Wilson”
Daryl C. F. Wilson Chief Executive Officer

Address for Notices: 220 Admiral Boulevard Mississauga, ON L5T 2N6 Phone: (905) 361-3660 Attention: Mr. Robert Motz, Chief Financial Officer and Corporate Secretary

LENDERS:

CINNAMON INVESTMENTS LIMITED,
an Ontario corporation

By:	“Patrick W. E. Hodgson”
Patrick W. E. Hodgson President

Address for Notices:

[REDACTED – PERSONAL INFORMATION]

BRIDGECORP CANADA INC.,
an Ontario corporation

By:	“Jason Chapnik”
Jason Chapnik President

Address for Notices:

[REDACTED – PERSONAL INFORMATION]

ORIGIN MERCHANT PRINCIPALS FUND LP, an Ontario limited partnership, acting by its General Partner, Origin Capital GP Inc.

By:	“Jason Meloche”
James Meloche President

Address for Notices:

[REDACTED – PERSONAL INFORMATION]

AGENT:

CINNAMON INVESTMENTS LIMITED, an Ontario corporation

By:	“Patrick W. E. Hodgson”
Patrick W. E. Hodgson President

Address for Notices:

[REDACTED – PERSONAL INFORMATION]